

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street
Suite 400
Denver, CO 80205

> **Re: EverCommerce Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-40575**

Dear Marc Thompson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology